UNITED STATED

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(B) OF THE SECURITIES

EXCHANGE ACT OF 1934

Commission File Number: 001-35224

Xunlei Limited	The NASDAQ Stock Market LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

7/F, Building 11, Shenzhen Software Park II

Shenzhen High-Tech Park, Shenzhen 518057

The People’s Republic of China

(86-755)2603-5888

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive officers)

Class A common shares, par value US$0.00025 per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240-12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange

☒

Pursuant to 17 CFR 240.12d2-2(c), the issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Xunlei Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

November 7, 2011	By: /s/ Sean Shenglong Zou	Chief Executive Officer
Date	Name: Sean Shenglong Zou	Title